SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News release on expanded drill results at Footwall Deposit dated May 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

Date:    May 19, 2005, 2005

FNX MINING COMPANY INC.

By:    /s/ DAVE CONSTABLE

Dave Constable

Vice President

2

FNX Mining Expands Footwall Discovery at Levack

TORONTO: May 19, 2005 – FNX Mining Company Inc. (FNX-TSX/AMEX) reports that four additional boreholes have intersected and expanded the recently announced Footwall Discovery at the Company’s 75% owned Levack Mine property situated in Sudbury, Ontario. All four boreholes intersected massive sulphide veins similar to the high-grade Ni-Cu-Pt-Pd-Au mineralization intersected in discovery hole FNX 6010.

Borehole FNX 6045, located approximately 225 ft southwest of discovery hole FNX 6010 (see Table 1 for details and notes) and approximately 4,000 ft below surface, intersected two large massive sulphide veins within a 102.8 ft wide mineralized zone that grades 11.7% Cu, 2.5% Ni and 14.5 g/t Pt-Pd-Au and includes:

FNX 6045

•

28.2 ft grading 10.6% Cu, 3.6% Ni and 12.2 g/t Pt-Pd-Au

•

40.2 ft grading 22.5% Cu, 3.8% Ni and 28.3 g/t Pt-Pd-Au

The other three boreholes extend the high-grade mineralization for at least 375 ft to the southwest of the discovery borehole and each of these three boreholes contain two massive sulphide veins. Assays for two of the three holes are available and reported below.

FNX 6045A

•

  5.9 ft grading 24.8% Cu, 4.3% Ni and 38.0 g/t Pt-Pd-Au

•

10.3 ft grading 25.6% Cu, 5.4% Ni and 43.2 g/t Pt-Pd-Au

FNX 6047

•

10.9 ft grading 24.6% Cu, 3.0% Ni and 22.2 g/t Pt-Pd-Au

•

13.0 ft grading 17.2% Cu, 2.6% Ni and 17.6 g/t Pt-Pd-Au

FNX 6046

•

Assays Awaited

The Levack Footwall Discovery is open in all directions. Its mineralization and characteristics are very similar to typical Sudbury Basin footwall deposits which vary in thickness from several feet to tens of feet and are characterized by high grades and sharp-walled, massive sulfide veins consisting of chalcopyrite, cubanite, pentlandite and millerite.

In addition to the high-grade Cu-Ni-Pt-Pd-Au mineralization discovered in FNX 6045, 340 ft further down the borehole, low sulphidation “no seeum” type mineralization similar to the “no seeum” phase in the McCreedy West PM Deposit was intersected over 14.6 ft that graded 6.31 g/t Pt-Pd-Au with minor copper and nickel. The presence of “no seeum” type mineralization within the extensive mineralized package is considered encouraging for large tonnage, lower grade precious metal type mineralization.

The Footwall Discovery is associated with a strong borehole electromagnetic anomaly (UTEM–4) initially defined in the discovery hole. The UTEM-4 downhole survey in borehole FNX 6047 also defined the same strong anomaly and highly conductive zones within the mineralized package. The other boreholes have not yet been geophysically surveyed.

Borehole FNX 6045 has been completed, while the other three boreholes have not yet reached their bottom-of-hole and will continue drilling until they have gone through the entire mineralized package or they reach the capacity depth of the drill rig.  A fifth surface drill rig has been added and the five surface rigs will continue to test the Footwall Discovery from surface for the foreseeable future.

In addition to the five-rig surface drilling program, under an agreement recently concluded with Falconbridge Limited, FNX is currently mobilizing two underground drill rigs to begin underground drilling of the Levack Footwall Discovery from Falconbridge’s Craig Mine, from which, the Footwall Discovery can be readily accessed from an underground drift with 1,000 to 1,500 ft long boreholes.  This will greatly reduce the time and expense to drill test the Footwall Discovery and the borehole UTEM–4 anomalies. Both the surface and underground drilling will focus on defining the size and shape of the deposit and drilling off the large (1,000 ft by 650 ft) UTEM-4 borehole anomaly. Strategically located holes will be tested with borehole UTEM–4 to further define the geophysical anomalous zone and to guide future drilling.

Terry MacGibbon, President and CEO of FNX Mining stated, "Although these drill results are extremely encouraging, it is not yet possible to predict the potential size or significance of the Footwall Discovery.  Extensive additional drilling is required and planned for the rest of 2005." He added "When FNX began exploring its Sudbury properties in 2002, we noted that the footwall behind the Levack – McCreedy West Mine Complex was one of the best exploration targets in the world.  Thanks to the FNX exploration team and this discovery, our belief has not only been confirmed but the potential for the discovery of additional footwall deposits on our other Sudbury properties and the recently acquired Aurora Platinum Sudbury properties is considered to be excellent."

TABLE 1

	(feet)%					(g/t)			TPM
Hole No.	From	To	Length	Cu	Ni	Pt	Pd	Au	(g/t)	(oz/st)

Previously Reported
FNX 6010	5357.2	5367.4	10.2	26.2	3.0	4.2	9.8	0.5	14.5	0.42
	5395.0	5411.4	16.4	26.2	3.7	5.1	10.0	0.4	15.5	0.45

Reported Today
FNX 6045 incl. incl.	4151.0	4253.8	102.8	11.72	2.49	4.30	9.49	0.68	14.47	0.43
	4151.0	4179.2	28.2	10.58	3.57	3.74	7.92	0.56	12.23	0.36
	4213.6	4253.8	40.2	22.49	3.84	8.35	18.67	1.30	28.32	0.83
	4274.5	4278.3	3.8	3.34	0.34	2.95	4.29	29.2	36.44	1.06
	4593.8	4608.4	14.6	0.27	0.10	3.40	2.51	0.40	6.31	0.18

FNX 6045A	4187.1	4192.2	5.9	24.75	4.29	8.62	18.29	11.07	37.98	1.11
	4329.4	4339.7	10.3	25.57	5.41	12.84	28.98	1.34	43.15	1.26

FNX 6047 incl. incl.	4306.0	4359.1	53.1	9.28	1.26	2.15	5.24	1.48	8.87	0.26
	4306.0	4316.9	10.9	24.64	2.98	5.68	14.30	2.18	22.16	0.65
	4346.1	4359.1	13.0	17.23	2.64	4.03	9.41	4.20	17.64	0.51

FNX 6046				Assays Awaited

Notes:

•

The lengths reported are drill intersected core lengths

•

Cu = copper; Ni = nickel; Pt = platinum; Pd = Palladium; Au = gold

•

TPM = Total Precious Metals defined as Pt+Pd+Au

•

g/t = grams per metric tonne

•

oz/st = ounces/short ton

•

conversion factor g/t to oz/st = g/t x 0.02917

Sudbury Joint Venture – General

The Sudbury Joint Venture is owned 75% by FNX (exploration operator) and 25% by Dynatec Corporation (mining operator). The Sudbury Joint Venture properties (McCreedy West, Levack, Victoria, Podolsky (formerly Norman) and Kirkwood) are all former copper, nickel, platinum, palladium, gold producers located in the Sudbury District of northeastern Ontario and are covered by previously announced agreements between FNX and Dynatec (see February 3, 2002 FNX and Dynatec press release). For a detailed description of the properties and previous work, please go to the FNX website "www.fnxmining.com" and refer to FNX’s Annual Information Form dated March 31, 2005.

James M. Patterson, Ph.D., P.Geo., and Vice President Exploration of FNX, is the designated Qualified Person and is responsible for the verification and quality assurance of the Sudbury Joint Venture's exploration data and analytical results. Anthony P. Makuch, M. Eng., P. Eng., M.B.A., and Dynatec's Vice President, Sudbury Joint Venture Mining Operations, oversees mining activities on behalf of the Sudbury Joint Venture. Please see the July 16, 2003 FNX news release and the March 31, 2005 Annual Information Form for a description of sample preparation and assay procedures for the Sudbury Joint Venture.   Samples were assayed at ALS Chemex Laboratory in Vancouver.

FNX Mining Annual General Meeting and Special Shareholders' Meeting

FNX Mining Annual General Meeting and Special Shareholders’ Meeting will be held at 4:30 pm Eastern Time, Thursday, May 19th, 2005 at the TSX Conference Centre, 130 King Street West, Toronto, Ontario.  The meeting will be webcast live and on replay until August 19, 2005 and can be accessed at www.vcall.com/CEPage.asp?ID=91931.  Related slides and a video are also available at this link or on the Company's website at www.fnxmining.com.

Forward looking statement

This news release contains certain forward-looking statements.  These forward-looking statements are subject to a variety of risks and uncertainties beyond the company’s ability to control or predict which could cause actual events or results to differ materially from those anticipated in such forward-looking statements.  In this news release, statements about potential discoveries or extensions of footwall type deposits are forward-looking statements.  There is no guarantee that any discovery of commercial mineralization will be made on FNX Mining’s properties. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO

Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

David Constable, Vice President, Investor Relations and Corporate Affairs

Telephone: 416-628-5938, Fax: 416-360-0550, Email: dwconstable@fnxmining.com,

FNX

McCREEDY WEST - LEVACK PROPERTY
Footwall Discovery

Levack #2
Shaft
FNX6010
FNX6045 & 6045A
Surface
Projection of
Mineralized
Area
FNX6046A
FNX6047
McCreedy Mine
Portal
Footwall
SIC
N
W
E
S
SIC/Footwall
0
1500
Fee

Figure 1

FNX Mining Company Inc.
May, 2005

FNX

Footwall Discovery
Levack Mine
Schematic (Looking East)

Main Orebody
#7 Extension
1300 Deposit
1900 Deposit
3100 L
FNX6047
FNX6045
Sudbury Basin
Contact (SIC)
Footwall
FNX6010
FNX6046A
Planned Underground
Drilling From The Craig
Mine Workings
4000 L
UTEM Anomaly
SIC/Footwall Contact
Underground
Orebod
Mined
Sudbury Breccia
0
1000
Feet
FNX6045A
9400 N
8400 N
7400 N
Figure 2

FNX Mining Company Inc.
May, 2005

Footwall Discovery
Levack Mine
Inclined Plan (dipping S, - 54.5°)

3700 L
3900 L
4100 L
4300 L
4500 L
6010
6047
6045
6045A
6046A
N
W
E
S
FNX
UTEM – 4
0
40
Feet
9400 E
9800 E

Figure 3

BH FNX6010
26.2% Cu, 3.0% Ni, 14.5 g/t TPM over 10.2'
26.2% Cu, 3.7% Ni, 15.5 g/t TPM over 16.4

BH FNX6045
11.7% Cu, 2.5% Ni, 14.5 g/t TPM over 102.8'
10.6% Cu, 3.6% Ni, 12.2 g/t TPM over 28.2'
22.5% Cu, 3.8% Ni, 28.3 g/t TPM over 40.2'
3.3% Cu, 0.3% Ni, 36.4 g/t TPM over 3.8'
0.3% Cu, 0.1% Ni, 6.3 g/t TPM over 14.6'

BH FNX6045A
24.8% Cu, 4.3% Ni, 38.0 g/t TPM over 5.9'
25.6% Cu, 5.4% Ni, 43.2 g/t TPM over 10.3'

BH FNX6047
9.3% Cu, 1.3% Ni, 8.9 g/t TPM over 53.1'
24.6% Cu, 3.0% Ni, 22.2 g/t TPM over 10.9'
17.2% Cu, 2.6% Ni, 17.6 g/t TPM over 13.0'

FNX Mining Company Inc.
May, 2005